UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Yarnhub Animation Studios Inc.

Legal status of issuer

>***Form***
>Corporation
>
>***Jurisdiction of Incorporation/Organization***
>Delaware
>
>***Date of organization***
>January 13, 2021

Physical address of issuer
700 N. Fairfax Street, Suite 614, Alexandria, VA 22314

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,376,120	$180,861
Cash & Cash Equivalents	$748,189	$42,577
Accounts Receivable	$240,134	$138,284
Short-term Debt	$34,585	$15,358
Long-term Debt	$957,034	$920,236
Revenues/Sales	$1,219,292	$874,555
Cost of Goods Sold	$1,139,622	$761,336
Taxes Paid	0	0
Net Income	-$281,169	-$101,301


April 28, 2026

FORM C-AR

Yarnhub Animation Studios Inc.


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Yarnhub Animation Studios Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.yarnhub.org no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Yarnhub Animation Studios Inc. (the "Company") is a Delaware Corporation, formed on January 13, 2021.

The Company is located at 700 N. Fairfax Street, Suite 614, Alexandria, VA 22314.

The Company's website is https://www.yarnhub.org.

The information available on or through our website is not a part of this Form C-AR.

The Business

Yarnhub is an entertainment company founded by industry veterans and employing young talented animators to produce military history-related animated films. Films are long format, high quality 3D videos, narrating historical tales of bravery, brotherhood and heroes. The Company has grown a significant community on Youtube, reaching around 35 million views each month. The Company releases 1-2 videos per month. The main communities are the U.S. and Japan followed by the main European countries. As the Yarnhub community is primarily made of gamers, 90% of the Company's revenue comes from gaming ads featured in the 10-20-minute long films.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the

Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is controlled by our Founder and Co-Founder who exercise voting control.

David Webb, the CEO, Founder and Director of the Company, and Nick Puntikov, the Co-Founder and Chairman of the Company, are the sole owners of the Company's Class A Common Stock, which hold all the voting rights for the Company. Subject to any fiduciary duties owed to our other shareholders under Delaware law, these individuals will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. As such, these individuals may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these individuals could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to shareholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for

the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or

disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We face various risks as an e-commerce retailer.

We sell our products via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding viewers of our films, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We produce military history-related animated films that are viewed across various social media channels. The amount of viewers of our films and our client's level of engagement will be critical to our success. Our financial performance

will be significantly determined by our success in adding, retaining, and engaging active viewers of our films. If clients do not perceive our films to be useful or enjoyable, we may not be able to attract or retain viewers or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

If we are unsuccessful in launching our game commercially, our revenue, financial results, and business may be significantly harmed.

We plan to significantly expand our business by adding game production capacities to our production pipeline. The capital we raise here will empower us to produce a game and launch it commercially. The amount of players of our game and our client's level of engagement will be critical to the success of this product. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active players of our game. If clients do not perceive our game to be useful or enjoyable, we may not be able to attract or retain players or otherwise maintain or increase the frequency and duration of their engagement. There is no

guarantee that we will not experience an erosion of our active game player base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits.

Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to

satisfy the full Use of Proceeds which the Company has outlined in the Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash commission fee of (i) four and nine-tenths percent (4.9%) of any dollar amounts raised in the Offering up to $1,999,999.99; (ii) four and one-half percent (4.5%) of any dollar amounts raised in the Offering exceeding $1,999,999.99 but not exceeding $3,499,999.99; and

(iii) three and nine-tenths percent (3.9%) of any dollar amounts raised in the Offering exceeding $3,499,999.99 and up to $5,000,000.of four and nine-tenths percent (4.9%) of the dollar amount raised in the Offering. In calculating the cash commission due to the Intermediary for this Offering, the amounts raised in the Issuer's prior Regulation CF offering of $1,853,230, which closed on June 1, 2025, will be included in determining the appropriate commission thresholds to the Intermediary for this Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be

accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle (the Co-Issuer).

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in the Co-Issuer, Yarnhub Animated Studios CF SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities

Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no

information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at

$1.00 per share, plus a 3.5% Investor Processing Fee ("Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Yarnhub is an entertainment company founded by industry veterans and employing young talented animators to produce military history-related animated films. Films are long format, high quality 3D videos, narrating historical tales of bravery, brotherhood and heroes. The Company has grown a significant community on Youtube, reaching around 35 million views each month. The Company releases 1-2 videos per month. The main communities are the U.S. and Japan followed by the main European countries. As the Yarnhub community is primarily made of gamers, 90% of the Company's revenue comes from gaming ads featured in the 10-20-minute long films.

Co-Issuer

Legal Name: Yarnhub Animation Studios SPV, LLC

Type of Business: Limited Liability Company

Formed: 2025-02-10

Address: 700 N. Fairfax Street, Suite 614

City: Alexandria

State: VA

Zipcode: 22314

Phone Number:

Contact:

Business Plan

The Company plans to significantly expand its business by adding game production capacities to its production pipeline. The capital we raise in this crowdfunding campaign will empower us to produce a game and launch it commercially.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Webb

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO, President and Director, 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, CEO, President and Director of Yarnhub Animation Studios Inc., 2021 - Present Responsible for strategy and general CEO responsibilities.

Education

Attended Southampton Technical College, UK,

Name

Nikolai Puntikov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Treasurer and Secretary and Chairman of the Board of Yarnhub Animation Studios Inc., 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, Treasurer and Secretary and Chairman of the Board of Yarnhub Animation Studios Inc., 2021 - Present Responsible for Board oversight and corporate secretarial matters. CEO of First Line Software, Inc. 2015 – Present Responsible for strategy and general CEO responsibilities.

Education

Saint Petersburg State University, M.Sc., Economics, 1979-1983

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Webb

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO, President and Director, 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, CEO, President and Director of Yarnhub Animation Studios Inc., 2021 - Present Responsible for strategy and general CEO responsibilities.

Education

Attended Southampton Technical College, UK,

Name

Nikolai Puntikov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Treasurer and Secretary and Chairman of the Board of Yarnhub Animation Studios Inc., 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, Treasurer and Secretary and Chairman of the Board of Yarnhub Animation Studios Inc., 2021 - Present Responsible for Board oversight and corporate secretarial matters. CEO of First Line Software, Inc. 2015 – Present Responsible for strategy and general CEO responsibilities.

Education

Saint Petersburg State University, M.Sc., Economics, 1979-1983

Name

Tatiana Borodina

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President and Assistant Secretary of Yarnhub Animation Studios Inc., 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice President and Assistant Secretary of Yarnhub Animation Studios Inc., 2021 - Present Responsible for Board oversight and corporate secretarial matters. Director of Client Success of Kercus Holding Inc., 2012 – Present Responsible for driving customer engagement and business growth.

Education

Master's degree, Applied Informatics in Economics at Tambov State Technical University, 2004 - 2009 Bachelors in Applied Informatics in Economics at Tambov State Technical University, 2008

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	10,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	

Type of security	Class B Common Stock
Amount outstanding	2,576,070
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	David Webb
Amount outstanding	$641,955
Interest rate and payment schedule	5% interest per annum No monthly repayment schedule
Amortization schedule	
Describe any collateral or security	Unsecured
Maturity date	May 1, 2026
Other material terms	

Type of debt	Line of credit
Name of creditor	Nikolai Puntikov
Amount outstanding	$315,079
Interest rate and payment schedule	5% interest per annum No monthly repayment schedule
Amortization schedule	Unsecured
Describe any collateral or security	
Maturity date	May 1, 2026
Other material terms	

The total amount of outstanding debt of the company is $957,034.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,853,230	$1,853,230.00	Hiring Gaming Professionals and Contractors (Game Development)	June 1, 2025	Regulation CF
Common Stock	722,840	$722,840.00	Intermediary fees, hiring gaming professionals and contractors (game development), general working capital	August 15, 2025	Regulation CF

Ownership

The Company's ownership structure is: Yarnhub Animation Studios SPV LLC - 20.48% David Webb - 47.71% Nikolai Puntikov - 31.81%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
David Webb	47.7%
Nikolai Puntikov	31.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Cash and Cash Equivalents As of December 31, 2025, the Company (including subsidiary) had an aggregate of approximately $1,459,525 in cash and cash equivalents, leaving the Company with approximately 18 months of runway. Runway is calculated by dividing cash-on-hand by average monthly expenditure. Our most recent financing was conducted on December 31, 2025. Following the Offering, we do not intend to raise capital again until it is necessary. We are currently focused on the development of Brass Rain FPS game and a mobile game. Our current strategy involves utilizing existing channels and launching new channels and additional revenue streams rather than solely generating profits. We are uncertain when or if we will generate profits in the future and intend to allocate our resources towards launching a demo of Brass Rain, releasing the mobile game, expanding the list of channels generating revenue on YouTube, developing revenue streams from other platforms such as Facebook and Microsoft Network, and introducing new revenue streams like Amazon Prime in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: - Releasing a demo of Brass Rain - Releasing a game with 2 levels and monetization - Launching new YouTube channels to have four channels monetized and generating revenue - Developing Facebook pages by adding Yarnhub pages in different languages - Increasing revenue from the Microsoft Network by adding new languages - Exploring and adding new licensing revenue streams (including Amazon Prime) - Adding new revenue streams, such as selling merchandise tailored to the YouTube channels.

Liquidity and Capital Resources

On June 1, 2025 the Company conducted an offering pursuant to Regulation CF and raised $1,853,230.00.

On August 15, 2025 the Company conducted an offering pursuant to Regulation CF and raised $722,840.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

By February 2027 Company's 100% subsidiary in Finland is planning to receive 500,000 EUR business development grant, what was confirmed by the government institution - Business Finland. The first transition is expected in Q2 2026.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/EntityDavid WebbRelationship to the CompanyFounder and CEOTotal amount of money involvedUp to $900,000 in principal financing and has a 5% per annum interest rate.Benefits or compensation received by related personBenefits or compensation received by CompanyFinancing Description of the transactionOn April 1, 2021, the Company and its Founder and CEO, David Webb, entered into a Line of Credit Agreement.Related Person/EntityNikolai PuntikovRelationship to the CompanyCo-FounderTotal amount of money involvedUp to $900,000 in principal financing and has a 5% per annum interest rate.Benefits or compensation received by related personBenefits or compensation received by CompanyFinancingDescription of the transactionOn April 1, 2021, the Company and its Co-Founder, Nikolai Puntikov, entered into a Line of Credit Agreement.Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.



/s/David Webb (Signature)David Webb (Name)Chief Executive Officer (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Profit and Loss - FY 2025

Yarnhub Animation Studios Inc.

January 1-December 31, 2025

	TOTAL	
	JAN 1 - DEC 31 2025	JAN 1 - DEC 31 2024 (PY)
Income		
40010 Adsense Income	$1,007,150.52	$580,018.08
40011 Facebook Income	$135,251.07	$40,685.55
40013 Spotify Income	$8,003.26	$3,081.52
40020 Sale of Merchandise	$3,262.12	$3,164.95
40030 Individual Subscription	$3,521.56	$3,259.23
40040 Corporate video licensing	$27,548.24	$10,073.48
40070 Advertising services	$34,453.29	$17,468.55
40900 Uncategorized Income	$101.96	$580.00
40012 Video integration		$216,223.55
Total for Income	**$1,219,292.02**	**$874,554.91**
Cost of Goods Sold		
50015 Video production	$251,103.92	$221,446.31
50100 COS Labor		
50101 1099 Contractors	$888,518.39	$539,889.60
Total for 50100 COS Labor	**$888,518.39**	**$539,889.60**
Total for Cost of Goods Sold	**$1,139,622.31**	**$761,335.91**
Gross Profit	**$79,669.71**	**$113,219.00**
Expenses		
60100 G&A Labor		
60101 1099 Contractors	$144,860.00	$120,000.00
Total for 60100 G&A Labor	**$144,860.00**	**$120,000.00**
61100 Office Supplies	$15,291.49	
62010 Administrative Services	$700.00	
62015 Financial Services	$32,914.90	$13,700.00
62020 Legal Services	$13,725.00	$4,562.00
62025 IT Services	$2,331.79	$4,543.13
62035 Software Subscription	$54,415.12	$26,411.98
62900 Other Professional Services	$14,424.70	
64005 Travel	$31,721.45	$3,640.33
64105 Meals	$5,675.26	
65005 Bank Fees	$7,959.57	$5,479.57
Total for Expenses	**$324,019.28**	**$178,337.01**
Net Operating Income	**-$244,349.57**	**-$65,118.01**
Other Expenses		
87030 Interest Expense	$36,797.72	$36,182.73
Exchange Gain or Loss	$21.26	
Total for Other Expenses	**$36,818.98**	**$36,182.73**
Net Other Income	**-$36,818.98**	**-$36,182.73**
Net Income	**-$281,168.55**	**-$101,300.74**

NAME: David Webb   TITLE: CEO   SIGNATURE: _DBWebb_

Balance Sheet FY 2025

Yarnhub Animation Studios Inc.
As of Dec 31, 2025

	TOTAL	
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PY)
Assets		
Current Assets		
Bank Accounts		
10001 Funds in Transit	$0.00	$0.00
10100 PNC Bank Operating USD	$0.00	$0.00
10200 PayPal USD	$0.00	$0.00
10300 Petty Cash	$0.00	$0.00
10400 Bank of America Operating USD	$712,822.71	$37,410.66
10500 Revolut Business	$6,423.42	$5,166.75
10600 Caxton Business USD	$3,279.47	
10601 Caxton Business EUR	$663.11	
10700 HSBC BANK USA	$25,000.00	
Total for Bank Accounts	**$748,188.71**	**$42,577.41**
Accounts Receivable		
12001 Accounts Receivable USD	$240,133.58	$138,283.81
Total for Accounts Receivable	**$240,133.58**	**$138,283.81**
Other Current Assets		
13010 Prepaid Expenses	$0.00	$0.00
Total for Other Current Assets	**$0.00**	**$0.00**
Total for Current Assets	**$988,322.29**	**$180,861.22**
Other Assets		
18100 Software In Development - Mobile game	$144,286.42	
18200 Software In Development - Brass Rain	$522,358.91	
19000 Investment in Subsidiaries	$721,152.02	
Total for Other Assets	**$1,387,797.35**	
Total for Assets	**$2,376,119.64**	**$180,861.22**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
20100 Accounts Payable USD	$27,394.20	$15,358.00
Accounts Payable (A/P) - EUR	$7,190.49	
Total for Accounts Payable	**$34,584.69**	**$15,358.00**
Total for Current Liabilities	**$34,584.69**	**$15,358.00**
Long-term Liabilities		
27005 Loan from Shareholders (D. Webb)	$570,816.27	$570,816.27
27010 Loan from Shareholders (N. Puntikov)	$266,500.00	$266,500.00
27100 Interest Payable Shareholders	$119,717.35	$82,919.63
Total for Long-term Liabilities	**$957,033.62**	**$920,235.90**
Total for Liabilities	**$991,618.31**	**$935,593.90**

Balance Sheet FY 2025

Yarnhub Animation Studios Inc.
As of Dec 31, 2025

	TOTAL	
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PY)
Equity		
30000 Capital Stock	$10.00	$10.00
30002 APIC	$2,576,070.00	
30100 Treasury Stock	-$10,000.00	-$10,000.00
30300 Class B Common Stock	$0.00	
30310 Stock Issue Cost	-$155,667.44	
30700 Retained Earnings	-$744,742.68	-$643,441.94
Net Income	-$281,168.55	-$101,300.74
Total for Equity	**$1,384,501.33**	**-$754,732.68**
Total for Liabilities and Equity	**$2,376,119.64**	**$180,861.22**

NAME: David Webb   TITLE: CEO   SIGNATURE: